Securities and Exchange Commission
                            Washington, D.C.  20549
                                  ________

                                  FORM 8-A/A
                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) or (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         PhoneTel Technologies, Inc.
            (Exact name of registrant as specified in its charter)

          Ohio                                         34-1462198
   (State of incorporation                    (I.R.S. Employee Identification
   or organization)                                        No.)

   1127 Euclid Avenue, Suite 650, Cleveland, Ohio       44115-1601
   (Address of principal executive offices)            (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class           Name of each exchange on which
          to be so registered           each class is to be registered

          Common Stock, par value       American Stock Exchange, Inc.
          $.01 per share

     Securities to be registered pursuant to Section 12(g) of the Act:

     None



     INFORMATION REQUIRED IN REGISTRATION STATEMENT

     ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          The following is a description of the Common Stock, par value $.01 per share (the "Common Stock"), of PhoneTel Technologies, Inc., an Ohio corporation (the"Company"), to be registered hereby and descriptions of the other authorized classes of the Company's securities which may limit or qualify the rights of the holders of the Common Stock.

          The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, and 10,000,000 shares of Preferred Stock, without par value, except as further designated by the Board of Directors (the "Preferred Stock"). As of September 30, 1996, there was outstanding (i) 7,639,709 shares of Common Stock, (ii) 116,316.05 shares of 14% Cumulative Redeemable Convertible Preferred Stock, $60 stated value per share (the "14% Preferred"), (iii) warrants (the "Lenders' Warrants") to purchase 204,824 shares of Series A Special Convertible Preferred Stock (the "Series A Preferred"), which are then immediately convertible into 4,096,480 shares of Common Stock, (iv) 983,805 nominal value warrants (the "Nominal Value Warrants"), which are exercisable into the same number of shares of Common Stock, (v) 830,351 additional warrants which are exercisable into the same number of shares of Common Stock and (vi) 650,746 stock options for Common Stock, all of which are immediately exercisable. In addition, at September 30, 1996, $29,000,000 of indebtedness outstanding under the Company's existing credit agreement was convertible at the lenders' option into approximately 241,667 shares of Series B Special Convertible Preferred Stock (the "Series B Preferred"), which are then immediately convertible into 4,833,333 shares of Common Stock.

     Common Stock

          Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and they do not have any cumulative voting rights except as permitted by Ohio law. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to preferential dividend rights of any outstanding series of Preferred Stock. Upon the liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after the payment of all debts and liabilities of the Company and the liquidation preferences which may be granted to holders of the Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of the 14% Preferred, the Series A Preferred, the Series B Preferred and any other series of Preferred Stock that the Company may designate and issue in the future.

     Preferred Stock

          The Board of Directors of the Company (the "Board of Directors") is authorized to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock, in one or more series, without any further shareholder approval. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

          The authority of the Board of Directors to create and issue at its discretion any series of Preferred Stock without shareholder approval could adversely affect the voting power and other rights of the holders of Common Stock. The ability of the Board to issue Preferred Stock, while providing flexibility in connection with financings, acquisitions and other corporate purposes, could have the effect of discouraging an attempt by another person or entity to acquire control of the Company through a merger, sale of the Company's assets or similar transaction, since the issuance of Preferred Stock could be used to dilute the share ownership of a person or entity seeking to obtain control of the Company. Additionally, future issuances of any series of Preferred Stock could result in additional classes of shares with conversion features and preferences over the Common Stock with respect to dividends and distributions in liquidation and could also result in the dilution of net income and book value per share of the Company.

          The Board of Directors has designated the following outstanding series of Preferred Stock pursuant to its authority under the Articles of Incorporation:

          Series A Preferred

          The Company has 250,000 shares of Series A Preferred authorized, none of which have been issued. Lenders' Warrants for the purchase of 204,824 shares of Series A Preferred at an exercise price of $0.20 per share were issued by the Company in connection with its existing credit agreement.

          The Series A Preferred shares are pari passu with the Common Stock with respect to the payment of dividends. If a dividend or other distribution is declared by the Board of Directors to be paid to holders of the Common Stock, then simultaneously with the payment of such dividend or making of such distribution, and as a condition precedent to its right to do so, the Board of Directors will pay or distribute to the holders of the Series A Preferred the same dividends or distributions as such holders would have been entitled to receive if such holders had converted their shares of Series A Preferred into Common Stock prior to the record date used by the Board of Directors for determining the holders of Common Stock entitled to receive such dividend or distribution.

          With respect to liquidation preferences, the Series A Preferred is pari passu with the Series B Preferred and senior to the Common Stock and any other series of Preferred Stock. Accordingly, upon the liquidation, dissolution or winding up of the Company, holders of the Series A Preferred will be entitled to receive, on a ratable and pari passu basis with the holders of the Series B Preferred, out of the assets of the Company legally available for distribution to its stockholders before making any payment to holders of Common Stock or any other series of Preferred Stock, a liquidation preference of $0.20 per share plus accrued and unpaid dividends to the date of payment.

          Holders of the Series A Preferred have the right, at any time, to convert each share of Series A Preferred into 20 shares of fully paid and nonassessable Common Stock, subject to certain antidilution adjustments and regulatory restrictions applicable to bank holding companies.

          Except as provided by law, the holders of Series A Preferred have no voting rights.

          Series B Preferred

          The Company has 250,000 shares of Series B Preferred authorized, none of which have been issued. Term loans of $29,000,000 which are currently outstanding under the Company's credit agreement, may be converted into Series B Preferred at the ratio of 833 shares of Series B Preferred for each $100,000 of outstanding debt and accrued interest.

          The Series B Preferred shares are pari passu with the Common Stock with respect to the payment of dividends. If a dividend or other distribution is declared by the Board of Directors to be paid to holders of the Common Stock, then simultaneously with the payment of such dividend or making of such distribution, and as a condition precedent to its right to do so, the Board of Directors will pay or distribute to the holders of the Series B Preferred the same dividends or distributions as such holders would have been entitled to receive if such holders had converted their shares of Series B Preferred into Common Stock prior to the record date used by the Board of Directors for determining the holders of Common Stock entitled to receive such dividend or distribution.

          With respect to liquidation preferences, the Series B Preferred is pari passu with the Series A Preferred and senior to the Common Stock and any other series of Preferred Stock. Accordingly, upon the liquidation, dissolution or winding up of the Company, holders of the Series B Preferred will be entitled to receive, on a ratable and pari passu basis with the holders of the Series A Preferred, out of the assets of the Company legally available for distribution to its stockholders before making any payment to holders of Common Stock or any other series of Preferred Stock, a liquidation preference of $120 per share plus accrued and unpaid dividends to the date of payment.

          Holders of the Series B Preferred have the right, at any time, to convert each share of Series B Preferred into 20 shares of fully paid and nonassessable Common Stock, subject to certain antidilution adjustments and regulatory restrictions applicable to bank holding companies.

          Except as provided by law, the holders of Series B Preferred have no voting rights.

          14% Preferred

          The Company has 200,000 shares of 14% Preferred authorized of which 116,316.05 shares were issued at September 30, 1996. Holders of the 14% Preferred are entitled to receive dividends payable in additional shares of 14% Preferred at a quarterly rate of 0.035 shares per share of 14% Preferred outstanding, on the first business day of each April, July, October and January, commencing April 1, 1996. Dividends on the outstanding shares of 14% Preferred accrue, whether or not declared. Unless full cumulative dividends on all shares of 14% Preferred outstanding have been paid, no redemption or fund for such redemption may be authorized, no dividend (other than a dividend payable in Common Stock or any other class of stock ranking junior to the 14% Preferred as to dividends and upon liquidation) or other distribution may be declared or paid on any class of the Company's stock ranking junior to the 14% Preferred as to dividends or as to liquidation preferences. However, the holders of at least 50% of the outstanding shares of 14% Preferred may vote to approve a redemption.

          With respect to liquidation preferences, the 14% Preferred is junior to the Series A Preferred and the Series B Preferred and is senior to the Common Stock and any other series of Preferred Stock. Accordingly, upon the liquidation, dissolution or winding up of the Company, holders of the 14% Preferred will be entitled to receive out of the assets of the Company legally available for distribution to its stockholders after making payment to the holders of the Series A Preferred and the Series B Preferred and before making any payment to holders of Common Stock or any other series of Preferred Stock, a liquidation preference of $60.00 per share.

          Holders of the 14% Preferred have the right, at any time, to convert each share of 14% Preferred, including any accrued and unpaid dividend shares, into 10 shares of fully paid and nonassessable Common Stock, subject to certain antidilution adjustments.

          The 14% Preferred is mandatorily redeemable by the Company on June 30, 2000, and is redeemable at any time prior thereto at the Company's option, in each case, at a redemption price of $60 per share plus accrued and unpaid dividends. Holders of the 14% Preferred have 20 days from receipt of notice of a redemption by the Company to convert their 14% Preferred shares into Common Stock.

          Except as provided by law, the holders of the 14% Preferred have no voting rights.

          From time to time, the Board of Directors has designated other series of Preferred Stock, none of which are currently outstanding.

     Equity Securities Reserved for Issuance

          As of September 30, 1996, the Company has reserved 12,551,876 shares of Common Stock for issuance under the following circumstances: (i) exercise of warrants to purchase 204,824 shares of Series A Preferred at $0.20 per share, immediately convertible into 4,096,480 shares of Common Stock;
     (ii) conversion of 116,316.05 shares of 14% Preferred into 1,163,161 shares of Common Stock; (iii) exercise of 983,805 Nominal Value Warrants; (iv) exercise of 830,351 warrants at prices ranging from $5.70 to $15.75 per share; (v) exercise of 650,746 stock options at prices ranging from $2.63 to $19.50 per share; and (vi) conversion of $29,000,000 of outstanding debt under the Company's credit agreement and accrued interest into 241,667 shares of Series B Preferred that are immediately convertible into 4,833,333 shares of Common Stock.

     Transfer Agent and Registrar

          The Transfer Agent and Registrar for the Common Stock is American Securities Trust & Transfer, Inc.

     ITEM 2. EXHIBITS.

          All required exhibits are filed with the American Stock
     Exchange, Inc. pursuant to Instruction II of Form 8-A.


                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   PHONETEL TECHNOLOGIES, INC.

     Dated:  November 13, 1996     By   /s/ Tammy L. Martin
                                      Tammy L. Martin
                                      Chief Administrative Officer,
                                        General Counsel and Secretary